Exhibit 99.3

© Immatics. Not for further reproduction or distribution. © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation November 12, 2025

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

PRAME Is Expressed in More Than 50 Cancers Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Data on file: PRAME target prevalence is based on a proprietary initial mass spec - guided expression threshold applied to RNAseq and/or IHC data (approximate values, values between 95 - 100% shown as 95%); anzu - cel (IMA203), IM203CD8, IMA402 are being evaluated in separate clinical trials ; NSCLC: Non - small cell lung cancer ≥95% ≥10 % Cancer Cell Death IMA402 PRAME Bispecific a nzu - cel (IMA203) PRAME Cell Therapy IMA203CD8 PRAME Cell Therapy (GEN2) Immatics Is the Global Leader in Precision Targeting of PRAME with 3 clinical product candidates PRAME prevalence in selected indications % PRAME+ patients 1 Indication 95% Cutaneous Melanoma 95% Uterine Carcinoma 95% Uterine Carcinosarcoma 95% Synovial Sarcoma 90% Uveal Melanoma 90% Mucosal Melanoma 85% Ovarian Carcinoma Subtypes 70% Squamous Cell NSCLC 65% Triple - negative Breast Carcinoma 45% Small Cell Lung Cancer 45% Esophageal Carcinoma Subtype 40% Kidney Carcinoma Subtype 35% Cholangiocarcinoma 30% HER2 - Enriched Breast Carcinoma 25% Adenocarcinoma NSCLC 25% Head & Neck Squamous Cell Carcinoma 20% Hepatocellular Carcinoma 20% Bladder Carcinoma 3 PRAME Indication Cutaneous Melanoma Endometrioid Endometrial Carcinoma Uterine Carcinosarcoma Synovial Sarcoma Acral Melanoma Uveal Melanoma Mucosal Melanoma Endometrial Clear Cell Carcinoma Endometrial Serous Carcinoma Ovarian Serous Cystadenocarcinoma Ovarian Clear Cell Carcinoma Ovarian Endometrioid Carcinoma Head and Neck Salivary Duct Carcinoma Adenoid Cystic Carcinoma Neuroblastoma Malignant Rhabdoid Tumor Wilms Tumor (Nephroblastoma) Squamous Cell NSCLC Triple Negative Breast Carcinoma (TNBC) Cervical Adenosquamous Cell Carcinoma Large Cell Neuroendocrine Lung Carcinoma (LCNEC) Basal Cell Carcinoma Mucoepidermoid Carcinoma Large Cell Lung Carcinoma (LCLC) Spindle Cell Melanoma Testicular Germ Cell Tumor (Seminoma and Non - Seminoma) Myxoid Liposarcoma Angiosarcoma Small Cell Lung Cancer (SCLC) Esophageal Small Cell Carcinoma Cutaneous Squamous Cell Carcinoma Thymoma Merkel Cell Carcinoma Endometrial Sarcoma Esophageal Squamous Carcinoma Esophageal Adenosquamous Carcinoma Kidney Renal Papillary Cell Carcinoma Malignant Peripheral Nerve Sheath Tumor (MPNST) Cholangiocarcinoma Cervical Adenocarcinoma Head and Neck Salivary Gland Carcinoma Osteosarcoma HER2 - Enriched Breast Carcinoma Embryonal Rhabdomyosarcoma Adenosquamous NSCLC Diffuse Large B - cell Lymphoma (DLBCL) Sarcomatoid Carcinoma of the Lung Adenocarcinoma NSCLC Head and Neck Squamous Cell Carcinoma (HNSCC) Alveolar Rhabdomyosarcoma Ovarian Mucinous Carcinoma Adrenocortical Carcinoma Kidney Renal Clear Cell Carcinoma Hepatocellular Carcinoma Bladder Urothelial Carcinoma Cervical Squamous Cell Carcinoma Non - Squamous Anal Carcinoma Pancreatic Neuroendocrine Adenocarcinoma Prostate Neuroendocrine Adenocarcinoma Liposarcoma Undifferentiated Pleomorphic Sarcoma Acute Myeloid Leukemia (AML) Ewing Sarcoma Ovarian Leiomyosarcoma Breast Carcinoma, Luminal A Breast Carcinoma, Luminal B Squamous Anal Carcinoma Stomach Adenocarcinoma Esophageal Adenocarcinoma Fibrosarcoma Anaplastic Thyroid Carcinoma (…)

Immatics Is the Global Leader in Precision Targeting of PRAME • P RAME is an intracellular protein pre sented as a peptide on the surface of tumor cells by HLA molecules 1 • The PRAME peptide can be targeted by T - cell receptors (TCRs) engineered by Immatics, thus overcoming limitations of classical antibodies and CAR T - cell therapies not able to access intracellular targets 1,2 • PRAME has multiple functions in tumor biology enhancing tumor cell survival, tumor proliferation and resistance to apoptosis #, 3,4 • PRAME expression has been associated with poor prognosis incl. shorter survival 5,6,7,8 • PRAME is homogenously expressed in tumor tissue 9 4 s qNSCLC Ovarian Cancer PRAME RNA detection in tumor samples (ISH) Anzutresgene autoleucel ( anzu - cel, formerly IMA203), # Activation of proliferative and survival pathways , including PI3K/AKT/mTOR 3 , and i nhibition of retinoic acid signaling preventing retinoic acid - induced differentiation and apoptosis 4 1 Wermke et al., 2025; 2 Chandran et al., 2019, 3 Yu et al., 2023; 4 Epping et al., 2005; 5 Al - Khadairi & Decock . 2019; 6 Naik et al., 2021 ; 7 Gezgin et al., 2017; 8 Field et al., 2016; 9 Hukelmann et al., SITC 2022. PRAME anzu - cel (IMA203)

Target Indication Modality Product candidate 2L melanoma 2 Cell therapy Anzu - cel (IMA203) Uveal melanoma Cell therapy Anzu - cel (IMA203) Cutaneous melanoma, synovial sarcoma Cell therapy Anzu - cel (IMA203) + mRNA - 4203 Gynecologic cancers Cell therapy IMA203CD8 Other so lid cancers Melanoma, gynecologic cancers, others Bispecific IMA402 Melanoma, gynecologic cancers, others Bispecific IMA402 + ICI MAGEA4/8 HNSCC, sqNSCLC, others Bispecific IMA401 3 other Undisclosed Bispecific Undisclosed 4 other Undisclosed Cell therapy Undisclosed Preclinical 1a 1 1b 1 2 3 SUPRAME P hase 5 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion ; 2 2L melanoma: patients with unresectable or metastatic melanoma who have received at least 1 prior immune checkpoint inhibitor ; 3 With or without checkpoint inhibitor (pembrolizumab); 4 mRNA - enabled in vivo expressed TCER® molecules ; HNSCC: head and neck squamous cell carcinoma; ICI: immune checkpoint inhibitor; sqNSCLC : squamous non - small - cell lung cancer PRAME Franchise PRAME Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities Product Candidates Therapeutic Modalities 3 2 2 Combinations PRAME PRAME PRAME PRAME PRAME PRAME PRAME

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities PRAME Wave #2 PRAME Wave #3 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), All patient numbers refer to PRAME+/HLA - A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate D isease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; * 2L: patients with unresectable or metastatic cutaneous melanoma who have received at least 1 prior immune checkpoint inhibito r ; ICI: Immune checkpoint inhibitor; SOC: standard of care; sqNSCLC : squamous non - small - cell lung cancer >230K addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 p.a. IMA203CD8 PRAME C ell T herapy (GEN2) IMA402 PRAME Bispecific Market entry in advanced melanoma ~9K addressable patients p.a. Expansion to all advanced PRAME cancers > 75K addressable patients p.a. Expansion to earlier - line PRAME cancers > 145K addressable patients p.a. • Enhanced pharmacology provides potential to expand to tumor - agnostic label in 2L PRAME solid cancers • First target indications: ovarian cancer, endometrial cancer IMA203CD8 IMA402 • Anzu - cel will be Immatics ’ first PRAME therapy to enter the market – launch targeted in 2027 • First target indications: 2L cutaneous melanoma * , uveal melanoma Anzu - cel (IMA203) PRAME Wave #1 Anzu - cel (IMA203) PRAME Cell Therapy 6 PRAME • Next - gen half - life extended bispecific as monotherapy or ICI/SOC combo in earlier lines • First target indications: melanoma, gynecological cancers • Exploration of IMA402/ IMA401 combination in sqNSCLC

Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities PRAME Wave #1 PRAME Wave #2 PRAME Wave #3 > 230K addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 p.a. Anzu - cel (IMA203) PRAME Cell Therapy IMA203CD8 PRAME C ell T herapy (GEN2) IMA402 PRAME Bispecific □ Ph1a dose escalation data incl. ovarian cancer, melanoma, synovial sarcoma at ESMO - IO: 4Q 2025 EXPECTED MILESTONES STATUS STATUS STATUS • GEN2 PRAME cell therapy leveraging CD8 and CD4 T cells • Enhanced pharmacology • Phase 1 dose escalation ongoing • Off - the - shelf Bispecific • Next - gen, half - life extended format • Phase 1b dose expansion ongoing • RMAT designation 1 by FDA • Phase 3 SUPRAME trial in patients with advanced melanoma post ICI ongoing; Primary endpoint: PFS • Phase 1b trial with focus on uveal melanoma ongoing; addtl . Phase 2 cohort in patients with uveal melanoma initiated 7 PRAME Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Includes all benefits of Breakthrough Therapy Designation; 2 Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); ICI: immune checkpoint in hi bitor; sqNSCLC : squamous non - small - cell lung cancer □ Ph1b melanoma update at ASCO 2025, uveal melanoma at ESMO 2025 □ Ph3 interim data analysis 2 : 2026 □ Ph3 final analysis 2 : 2026 □ BLA submission: 1H 2027 □ Launch: 2H 2027 EXPECTED MILESTONES x □ Ph1a dose escalation completed, clinical proof - of - concept of IMA402 □ Completion of Ph1b dose expansion with focus on melanoma and gyn - onc to determine the final RP2D: 2026 EXPECTED MILESTONES x

8 PRAME 1 Target product profile (TPP) in monotherapy in 2L or later settings post SOC at recommended phase 2 dose (“RP2D”) for develop me nt beyond Ph1b. Other factors such as mPFS (median progression free survival) and mOS (median overall survival) may also be considered. SOC: standard of care LYMPHODEPLETION & INFUSION Tumor cell HLA PRAME peptide ADMINISTRATION TO PATIENT LEUKAPHERESIS GENETIC ENGINEERING & EXPANSION TCER® PRODUCTION “OFF - THE - SHELF” PRODUCT PRAME Bispecific Half - life extended (HLE) bispecific T cell engager (TCER®) Modality: Repeat dose Application : Primarily in earlier lines incl. frontline or (neo)adjuvant setting (in combination with SOC) Positioning: Outpatient administration, hospitals and community centers Deployment : ≥20% cORR , ≥6 months mDOR (monotherapy, last line) TPP at RP2D 1 : PRAME Cell Therapy Autologous TCR T - cell Therapy Modality: Single dose (“one and done”) (no tumor surgery, no high - dose IL - 2) Application: Primarily second line and later monotherapy setting Positioning: Administered in specialized hospitals and medical centers; potential for outpatient administration Deployment : ≥40% cORR , ≥6 months mDOR (monotherapy, last line) TPP at RP2D 1 : Cell Therapy TCER® Immatics has the Broadest PRAME Franchise with the Most PRAME Indications and Modalities

Anzu - cel (IMA203) PRAME Cell Therapy Market Entry in Advanced Melanoma PRAME Wave #1 9 Anzutresgene autoleucel ( anzu - cel, formerly IMA203)

Anzu - cel (IMA203) PRAME Cell Therapy: Market Entry in Advanced Melanoma 10 Anzu - cel (IMA203) Opportunity 2L Unresectable or Metastatic Cutaneous Melanoma * ~7.3K addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 ~1.3K addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), all patient numbers refer to PRAME+/HLA - A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate D isease Landscape and Forecast; * 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior immune checkpoint inhibitor ; EU5: France, Germany, Italy, Spain, United Kingdom PRAME Wave #1: anzu - cel EU5 US ~3.6K ~3.7K Unresectable or Metastatic Uveal Melanoma EU5 US ~0.7K ~0.6K ANZU - CEL (IMA203)

Positive Data and High Unmet Need 11 SUPRAME: Phase 3 randomized trial of anzu - cel vs. investigator choice in 2L cutaneous melanoma* ongoing (#NCT06743126) Phase 2 single arm cohort of anzu - cel in metastatic uveal melanoma ongoing (#NCT03686124) Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Manufacturing success rate for Phase 1; 2 Includes all benefits of Breakthrough Therapy Designation; # PRAME + /HLA - A*02:01 + addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; CRS: cytokine release syndrome; ICANS: immune effector cell associated neurotoxicity syndrome; cORR : confirmed objective response rate; mDOR : median duration of response; mPFS : median progression - free survival; OS: overall survival ; mFU : median follow - up; * 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior immune checkpoint inhibitor ; EU5: France, Germany, Italy, Spain, United Kingdom; Summary: Anzu - cel (IMA203) PRAME Cell Therapy in Advanced Melanoma Favorable Tolerability Anticipated cytopenias associated with lymphodepletion Mostly mild to moderate CRS (37% Gr1, 47% Gr2, 11% Gr3) Infrequent ICANS (5.4% Gr1, 4.1% Gr2, 4.1% Gr3) No anzu - cel - related grade 5 events Potential for outpatient administration Compelling Response Rate cORR : 56% (18/32) 42% (14/33) of patients had deep responses (≥50% tumor size reduction) Encouraging activity in both cutaneous melanoma ( cORR 50%) and uveal melanoma ( cORR 67%) Durable Responses 12.1 months mDOR and ongoing responses for up to 2.5+ years mPFS of 6.1 months mPFS 12.9 months in patients with deep responses m OS : 15.9 months Rapid & Robust Manufacturing Fast turnaround time: 7 - 8 days + 7 days QC release testing 95% manufacturing success rate to reach target dose 1 Optimized process to achieve desirable cellular functionality Commercial Opportunity ∼ 9K # addressable patients in US/EU5 in cutaneous and uveal melanoma FDA RMAT designation 2 received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 PRAME Wave #1: anzu - cel Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Ph 1b Study of Anzu - cel (IMA203) PRAME Cell Therapy in Advanced Melanoma Patient Journey 12 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Gragert et al. 2013 and census numbers; HLA - A*02:01 prevalence in Immatics’ clinical trials: US 65% and Germany 55% as of March 2025; 2 30 mg/m 2 Flu darabine and 500 mg/m 2 Cy clophosphamide for 4 days; 3 1m IU SC daily days 1 - 5 and twice daily SC days 6 - 10, total dose is approx. only 5% of the overall dose for high - dose IL - 2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology); 4 Manufacturing success rate for Phase 1 HLA - A*02:01 Testing Blood sample Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase Manufacturing by Immatics Anzu - cel (IMA203) One - time infusion Lymphodepletion 2 Low dose IL - 2 3 Safety and efficacy monitoring for 12 months Leukapheresis as source for cell product Process time of ~ 2 weeks 7 - 8 - day manufacturing process applying CD8/CD4 T cell selection 7 - day QC release testing PRAME testing in Phase 1 Due to high prevalence, PRAME testing no longer required in SUPRAME trial for cut. melanoma and Phase 2 cohort in uveal melanoma Inclusion by HLA testing o nly – no PRAME testing required Fast turn - around - time (~2 weeks) and manufacturing success rate of 95% 4 Favorable tolerability profile with potential outpatient administration – no high - dose IL - 2 Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery Prevalence 1 : US: 41%, EU: 48% Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 PRAME Wave #1: anzu - cel

Ph 1b Study of Anzu - cel (IMA203): Baseline Characteristics & Treatment Experience CM, cutaneous melanoma; ECOG, Eastern Cooperative Oncology Group; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenas e; MM, mucosal melanoma; TCR, T - cell receptor; UkM , melanoma of unknown primary; UM, uveal melanoma. 13 All Melanoma n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 Total Safety Population N=74 Baseline Characteristics 57 (31, 79) 62 (32, 74) 54.5 (31, 79) 54 (18, 79) Age, median (range) 48.5 62.5 21.4 52.7 Female, % 39.4 43.8 35.7 51.4 Baseline ECOG status 1, % 2 (0, 6) 2 (0, 6) 2.5 (1, 5) 3 (0, 10) Prior lines of systemic treatment, median ( range) 1 (0, 4) 81.8/57.6 --- 1 (0, 4) 62.5/43.8 62.5 2 (1, 3) 100/64.3 --- --- --- --- Prior ICI treatment , median (range) ≥1 line of PD1/CTLA4 , % Prior tebentafusp , % 57.6 56.3 64.3 63.5 Elevated LDH at baseline, % 104.0 (15.0, 309.8) 101.6 (30.8, 210.0) 120.5 (15.0, 309.8) 116.1 (15.0, 309.8) Median target lesion sum of diameter, mm (range) 78.8 93.8 64.3 62.2 Patients with liver metastasis, % 3.0 0.0 0.0 12.2 Patients with brain metastasis, % 0.0 100.0 --- --- 0.0 100.0 --- --- Metastatic staging, % (CM, MM, UkM only) IIIb /IIIc/IVM1a IVM1b/c/d --- --- 18.8 81.3 --- --- --- --- Metastatic staging, % (UM only) IVM1a IVM1b/ c/d All Melanoma Uveal Melanoma Cutaneous Melanoma Total Safety Population Treatment Experience 4.04 (1.30, 10.20) 3.94 (1.62, 8.43) 4.58 (1.30, 10.20) 2.34 (0.078, 10.20) Infused TCR T cell dose (x10 9 ), median (range) Melanoma Efficacy Population Heavily Pretreated Patient Population Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 PRAME Wave #1: anzu - cel Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu - cel (IMA203) PRAME Cell Therapy Safety: Adverse Events in ≥20% of Patients N=74 Patients Across All Dose Levels in Phase 1a/b (Total Safety Population) 14 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), Patients are counted only once per adverse event and severity classification. 1 Two patients with disease progression after first anzu - cel infusion received exploratory second anzu - cel infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: CRS, d iarrhea; Second patient: neutropenia, thrombocytopenia. CRS, cytokine release syndrome; ICANS, immune effector cell - associated neurotoxicity syndrome; HLH, hemophagocytic lymphohistiocytosis ; TEAE, treatment - emergent adverse event. N=74 Preferred terms, n (%) Grade ≥3 Any grade 73 (98.6) 73 (98.6) Blood and lymphatic system disorders 67 (90.5) 68 (91.9) Neutropenia 1 38 (51.4) 57 (77.0) Anaemia 27 (36.5) 50 (67.6) Thrombocytopenia 1 38 (51.4) 39 (52.7) Leukopenia 39 (52.7) 39 (52.7) Lymphopenia 2 (2.7) 65 (87.8) Gastrointestinal disorders 0 (0.0) 45 (60.8) Nausea 1 (1.4) 28 (37.8) Diarrhoea 1 1 (1.4) 25 (33.8) Vomiting 0 (0.0) 23 (31.1) Constipation 2 (2.7) 49 (66.2) General disorders and administration site conditions 1 (1.4) 29 (39.2) Fatigue 1 (1.4) 22 (29.7) Pyrexia 0 (0.0) 17 (23.0) Edema peripheral 10 (13.5) 35 (47.3) Investigations 5 (6.8) 29 (39.2) Aspartate aminotransferase increased 7 (9.5) 28 (37.8) Alanine aminotransferase increased 2 (2.7) 15 (20.3) Blood creatinine increased 6 (8.1) 35 (47.3) Skin and subcutaneous tissue disorders 0 (0.0) 18 (24.3) Rash 6 (8.1) 18 (24.3) Rash maculo - popular 6 (8.1) 33 (44.6) Metabolism and nutrition disorders 3 (4.1) 22 (29.7) Hyponatraemia 3 (4.1) 21 (28.4) Hypokalaemia • Tolerability consistent with previous report • Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion • Expected and manageable CRS, mostly Grade 1/2 , consistent with mechanism of action • Infrequent, manageable, and mostly mild ICANS • No anzu - cel - related Grade 5 events • Tolerability in the melanoma subset generally consistent with the full anzu - cel tolerability profile Adverse events of special interest TEAEs in ≥20% of patients N=74 70 (94.6) CRS, any grade, n (%) 27 (36.5) Grade 1 35 (47.3) Grade 2 8 (10.8) Grade 3 1 0 (0.0) Grade 4 0 (0.0) Grade 5 10 (13.5) ICANS, any grade, n (%) 4 (5.4) Grade 1 3 (4.1) Grade 2 3 (4.1) Grade 3 0 (0.0) Grade 4 0 (0.0) Grade 5 2 (2.7) HLH, any grade, n (%) 0 (0.0) Grade 1 1 (1.4) Grade 2 1 (1.4) Grade 3 0 (0.0) Grade 4 0 (0.0) Grade 5 PRAME Wave #1: anzu - cel Data cut - off Apr 7, 2025 ; Wermke et al., ASCO 2025 Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu - cel (IMA203) PRAME Cell Therapy : BOR in Melanoma Efficacy Population 56% Confirmed Objective Responses in Heavily Pretreated Patients with Metastatic Melanoma 15 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), *Maximum change of target lesions and RECIST1.1 response at different timepoints. 1 Patient out of study due to PD (external assessment); 2 Patient out of study at data - cut (withdrew consent); 3 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown primary n=1; Melanoma efficacy population excludes 1 u veal melanoma patient with ongoing unconfirmed PR from cORR ; BOR: best overall response; (c)ORR: (confirmed) objective response rate; DCR: disease control rate at week 6; BL: baseline; (c)CR: (confirmed) co mplete response; (c)PR: (confirmed) partial response; SD: stable disease; PD: progressive disease. n=33 n=3 n=16 n=14 5 6% (18/3 2 ) 1/3 6 7% (10/15) 5 0% (7/1 4 ) cORR 6 4% (21/33) 2/3 6 9% (11/16) 57% (8/14) ORR 91% (30/33) 3/3 8 8% (14/16) 9 3% (13/14) DCR Cutaneous Melanoma Uveal Melanoma Melanoma (other) All Melanoma 3 PRAME Wave #1: anzu - cel Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu - cel (IMA203) PRAME Cell Therapy : DOR in Melanoma Efficacy Population Prolonged Ongoing Responses up to 2.5+ Years after Treatment 16 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Patient out of study due to PD (external assessment); 2 Patient out of study at data - cut (withdrew consent); 3 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown origin n=1; (m)DOR, (median) duration of response; mFU , median follow - up; NR, not reached; SD: stable disease; PD: progressive disease; BL: baseline; (c)PR: (confirmed) partial response; (c)CR: (confirmed) complete response Scans at approximately week 6, month 3 and then every 3 months Ongoing All Melanoma 3 n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 12.1 (1.8+, 32.6+) 13.4 11.0 (1.8+, 31.6) 13.4 NR (4.2, 32.6+) 16.7 mDOR [mo], (range) mFU [mo] PRAME Wave #1: anzu - cel Data cut - off Apr 7, 2025; Wermke et al., ASCO 2025 Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu - cel (IMA203) PRAME Cell Therapy : Survival Outcomes in Melanoma Efficacy Population 17 Median Progression Free Survival Median Overall Survival All Melanoma 1 n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 6.1 (1.4, 34.0+) 14.4 8.5 (1.4, 32.9) 8.7 6.0 (1.4 , 34.0+) 14.4 mPFS [mo] (range) mFU [mo] All Melanoma 1 n=33 Uveal Melanoma n=16 Cutaneous Melanoma n=14 15.9 (2.4, 34.2+) 14.4 16.2 (3.2+, 34.2+) 14.5 1 3 .9 (2.4, 34.0+) 14.4 mOS [mo] (range) mFU [mo] 12 - month OS rate: 61% 6 - month PFS rate: 53% 12 - month PFS rate: 27% Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Includes melanoma (other) n=3: mucosal melanoma n=2, melanoma of unknown origin n=1; PFS and OS censored at data - cut; PFS and OS rate shown as % of evaluable patients at indicated timepoint. mFU , median follow - up; mOS , median overall survival; mPFS , median progression - free survival. PRAME Wave #1: anzu - cel Data cut - off Apr 7, 2025 Wermke et al., ASCO 2025 Updated data ( cut - off Sep 24, 2025) for uveal melanoma subset presented at ESMO 2025, see separate slide deck on website

Anzu - cel (IMA203) PRAME Cell Therapy in Melanoma: Overview of Studies PFS and OS Data in Melanoma Cohorts mOS (months) mPFS (months) Prior lines of therapies M elanoma patient population N Phase Drug Product 15.9 6.1 3% n=0, 24% n=1, 30% n=2, 24% n=3:, 6% n=4, 6% n=5, 6% n=6 82% received prior ICI (median of 1 prior line of ICI in overall population, median of 2 prior lines of ICI in cut. melanoma) Median of 2 prior lines, median of 2.5 prior lines in cut. melanoma 42% cutaneous 48% uveal 9% other 33 1b (Dose Expansion) Anzu - cel in Melanoma 6.3 2.6 0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior ICI (median of 2 prior lines of ICI, median of 2.5 prior lines of ICI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma 73% cutaneous 18% uveal 9% other 11 1a (Dose Escalation) Anzu - cel in Melanoma 5.3 2.5 0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior ICI (median 3 prior lines of ICI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma 63% cutaneous 11% uveal 26% other 19 1a (Dose Escalation) IMA201/202/anzu - cel combined in Melanoma 13.9 4.1 median of 3 prior lines (min/max: 1/9) 100% received prior ICI 54% cutaneous 0% uveal 45% other 153 2 Lifileucel (C - 144 - 01, Cohort 2+4) 1 11.6 2.9 57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior ICI 85% cutaneous 0% uveal 15% other 238 3 Tilsotolimod + Ipilimumab (ILLUMINATE - 301) 2 14.7 2.1 46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior ICI 68% cutaneous 0% uveal 32% other 354 1/2 Nivolumab + Relatlimab (RELATIVITY - 020, D1 Cohort) 3 18 Data cut - off Apr 7, 2025 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Chesney et al., 2022; 2 Diab et al., 2024; 3 Ascierto et al., 2023 PFS: progression - free survival; OS: overall survival; ICI: immune checkpoint inhibitor These data are derived from different clinical trials at different points in time with differences in trial design and patien t p opulations. As a result, cross - trial comparisons cannot be made, and no head - to - head clinical trials have been conducted. PRAME Wave #1: anzu - cel

Anzu - cel (IMA203) PRAME Cell Therapy Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses 19 Data cut - off Apr 07, 2025 • 42% (14/33) patients in dose expansion have a deep response ( ≥ 50% tumor reduction) • This subgroup of patients has highly medically meaningful mPFS of more than 1 year • Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses mFU mPFS n ND 2.6 11 Dose Escalation anzu - cel 8.7 5.8 19 Dose Expansion anzu - cel <50% tumor size reduction (including tumor size increase) 19.5 12.9 14 Dose Expansion anzu - cel ≥50% tumor size reduction Log - rank: 0.019 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), ND, not defined; mFU , median follow - up; mPFS , median progression - free survival. PRAME Wave #1: anzu - cel

SUPRAME: A Randomized Ph3 Trial of Anzu - cel (IMA203) PRAME - directed TCR T - cell Therapy vs Investigator’s Choice in Unresectable or Metastatic Melanoma post ICI Actively Enrolling, >65 Sites Planned across North America and Europe 20 Anzu - cel (IMA203) n=180 Investigator’s choice n=180 Primary Endpoint • PFS Key Secondary Endpoint • Overall survival Randomization 1:1 Patient Population: Unresectable or metastatic melanoma post ICI N=360 nivolumab/ relatlimab , nivolumab, ipilimumab, pembrolizumab, lifileucel, chemotherapy Anzutresgene autoleucel ( anzu - cel, formerly IMA203), 1 Pre - specified interim and final data analyses will be triggered upon the occurrence of a defined number of events for PFS (prog ressive disease or death) ICI: immune checkpoint inhibitor; PFS: progression - free survival; ORR: objective response rate; TESAEs: treatment - emergent serious adverse events; AE: adverse eve nt; EORTC: European Organization for Research and Treatment of Cancer ; QLQ - C30: Core Quality of Life questionnaire; EQ - 5D - 5L: European Quality of Life 5 Dimensions 5 Level Version Secondary Endpoints • Efficacy: ORR • Safety: TESAEs, AEs of special • interest • Quality of life: EORTC QLQ - C30 and EQ - 5D - 5L Expected timelines SUPRAME trial • Interim analysis 1 : 2026 • Final analysis 1 : 2026 2026 • BLA submission: 1H 2027 • Launch: 2H 2027 2027 PRAME Wave #1: anzu - cel

Cell Therapy Manufacturing Facility To Support Anzu - cel BLA and Commercialization 21 • ~100,000 sq ft s tate - of - the - art research & GMP manufacturing facility • Modular design for efficient and cost - effective scalability - total of 8 manufacturing suites, plus further expansion space • Capacity sufficient to serve early - stage and registration - directed clinical trials as well as planned commercial supply • In - house manufacturing and QC allows full control of process, product and costs • Located in the Houston Metropolitan Area, Texas, offering economic labor and operating costs and talent pool highly qualified in cell therapy manufacturing & QC Anzutresgene autoleucel ( anzu - cel, formerly IMA203); BLA: Biologics License Application PRAME Wave #1: anzu - cel

IMA203CD8 PRAME Cell Therapy (GEN2) Expansion to all Advanced PRAME Cancers PRAME Wave #2 22

IMA203CD8 PRAME Cell Therapy (GEN2): Expansion of Commercial Opportunity to all Advanced PRAME Cancers 23 IMA203CD8 Opportunity 2L Solid Tumors All patient numbers refer to PRAME + /HLA - A*02:01 + patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, Un it ed Kingdom 1 Bajwa et al. 2021 Journal for Immunotherapy of Cancer; 2 Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances; 2L: patients with unresectable or metastatic solid tumors who have received at least 1 prior therapy; sqNSCLC : squamous cell non - small - cell lung cancer, HNSCC: head and neck squamous cell carcinoma The PRAME + /HLA - A*02:01 + addressable patient opportunity incl. indications with both high and medium - level PRAME expression is > 75K per year • Co - transduction of CD8αβ alongside PRAME TCR adds functional CD4 + T cells designed to boost cytotoxicity • Proof of concept from preclinical experiments 1 and CD19 CAR T cell studies in leukemia 2 • First clinical data with IMA203CD8 in Phase 1a dose escalation indicates p otential for deeper responses and targeting both high and medium - level PRAME indications EU5 US 2K 2K Ovarian 4K 4K Uterine 10K 7K sqNSCLC 2K 2K HNSCC 8K 5K Breast 18K 16K Others TUMOR CELL DEATH CD8 - engineered CD4 T CELL Cytotoxic Activity CD8 T CELL T cell Help Cytotoxic Activity CD8 PRAME TCR PRAME Wave #2: IMA203CD8

IMA203CD8 PRAME Cell Therapy (GEN2) 24 Data cut - off Sep 30, 2024 Araujo et al., SITC 2024 Dose escalation ongoing to investigate full clinical potential in hard - to - treat solid tumors outside of melanoma Tolerability Manageable tolerability ≥Grade 3 AEs mainly expected cytopenia DLTs at DL4b led to dose adjustment to DL4a Adjustments to DL4a dosing and criteria enable higher dose exploration Ongoing dose escalation in PRAME+ cancers to reach RP2D Deep and durable objective responses at low doses 41% (14/34) cORR (at presumably suboptimal doses ) 84% (32/38) of patients had tumor shrinkage; two patients with complete response of target lesions 9.2 months mDOR with 3 confirmed responses ongoing at 1+ years Activity & Duration of Response CD8 Development Potential Focus on indications with both high and medium - level PRAME expression starting with gynecologic cancers Pursue tumor - agnostic label in PRAME+ cancers to leverage full breadth of PRAME, incl. NSCLC, triple - negative breast cancer, others Exploring the opportunity to administer IMA203CD8 without post - infusion IL - 2 AE: adverse event; DLT: dose - limiting toxicity; RP2D: recommended phase 2 dose; cORR : confirmed objective response rate; mDOR : median duration of response; NSCLC: non - small - cell lung cancer Summary: Clinical Data & Next Steps PRAME Wave #2: IMA203CD8

IMA203CD8 PRAME Cell Therapy (GEN2) – Patient Characteristics 25 1 DL4a cleared in Dec 2023; 2 DLTs at DL4b triggered modifications of the eligibility criteria, adapted patient population is treated with DL4c; 3 As of May 13, 2025 4 All patients who started lymphodepletion. 5 All infused patients with at least one tumor assessment postbaseline Efficacy Population Total Safety Population N=41 5 N=44 4 Number of patients 3 (0, 8) 3 (0, 8) Prior lines of systemic treatment (median, min, max) 43.9 47.7 LDH at baseline >1 x ULN [% of patients] 83.0 (12.4, 434.4) 84.5 (12.4, 434.4) Baseline tumor burden Median target lesion sum of diameter [mm] (min, max) 43.9 45.5 With liver/brain lesions at baseline [% of patients] DL3: 0.2 - 0.48 DL4a: 0.481 - 0.8 DL4b: 0.801 - 1.2 DL4c 2 : 0.801 - 1.2 DL3: 0.2 - 0.48 DL4a: 0.481 - 0.8 DL4b: 0.801 - 1.2 DL4c 2 : 0.801 - 1.2 Infused dose levels TCR - T cells/m 2 BSA [x10 9 ] 1.47 (0.44, 2.05) 1.48 (0.44, 2.05) Total infused dose TCR - T cells [x10 9 ] (median, min, max) PRAME Wave #2: IMA203CD8 DL3 (N=5) DL4a 1 (N=33) Cleared for safety, defined as provisional MTD Dose escalation with and without IL - 2 ongoing with up to ~8x10 9 total IMA203CD8 TCR T cells (DL6) 3 DL4b (N=4) Phase 1a Dose Escalation DL4c 2 Without IL - 2 DL4c 2 With IL - 2 Data cut - off Sep 30, 2024 Araujo et al., SITC 2024

Tolerability of IMA203CD8 PRAME Cell Therapy (GEN2) 26 All ≥Grade 3 Adverse Events (N=44) ≥ Grade 3 Adverse event % No. ( System organ class , preferred term) 100.0 44 Patients with any adverse event 15.9 7 Adverse events of special interest 13.6 6 Cytokine release syndrome 1 2.3 1 Immune effector cell - associated neurotoxicity syndrome 100.0 44 Blood and lymphatic system disorders 90.9 40 Neutropenia 56.8 25 Anaemia 56.8 25 Lymphopenia 34.1 15 Thrombocytopenia 25.0 11 Leukopenia 4.5 2 Febrile neutropenia 20.5 9 Investigations 11.4 5 Alanine aminotransferase increased 11.4 5 Aspartate aminotransferase increased 4.5 2 Blood creatinine increased 2.3 1 Blood alkaline phosphatase increased 2.3 1 Blood bilirubin increased 2.3 1 Gamma - glutamyltransferase increased 13.6 6 Metabolism and nutrition disorders 4.5 2 Hypophosphataemia 2.3 1 Acidosis 2.3 1 Decreased appetite 2.3 1 Hyperglycaemia 2.3 1 Hypermagnesaemia 2.3 1 Hypoalbuminaemia 11.4 5 General disorders and administration site conditions 11.4 5 Fatigue 2.3 1 Oedema peripheral 11.4 5 Musculoskeletal and connective tissue disorders 6.8 3 Bone pain 4.5 2 Myalgia 4.5 2 Back pain 2.3 1 Arthralgia TEAEs by maximum severity for all patients (N= 44 ) ≥ Grade 3 Adverse event % No. ( System organ class , preferred term) … table continued 9.1 4 Immune system disorders 9.1 4 Haemophagocytic lymphohistiocytosis 2 9.1 4 Infections and infestations 4.5 2 Pneumonia 2.3 1 Infection 2.3 1 Sepsis 3 2.3 1 Systemic candida 6.8 3 Gastrointestinal disorders 4.5 2 Diarrhoea 2.3 1 Abdominal pain 6.8 3 Skin and subcutaneous tissue disorders 4.5 2 Rash 2.3 1 Alopecia 2.3 1 Rash maculo - papular 6.8 3 Vascular disorders 6.8 3 Hypertension 4.5 2 Nervous system disorders 2.3 1 Neurotoxicity 2 2.3 1 Syncope 4.5 2 Renal and urinary disorders 2.3 1 Acute kidney injury 2.3 1 Urinary tract obstruction 2.3 1 Hepatobiliary disorders 2.3 1 Hepatic function abnormal 2.3 1 Reproductive system and breast disorders 2.3 1 Pelvic pain All treatment - emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at le ast 1 patient are presented; 1 DLT: Dose limiting toxicity in patient DL4b - 04. 2 DLTs in patient DL4b - 01; CRS: cytokine release syndrome, HLH: hematophagocytic lymphohistiocytosis • Overall manageable tolerability profile • Expected cytopenias • Mostly mild to moderate CRS:  36% (16/44) Grade 1  48% (21/44) Grade 2  11% (5/44) Grade 3  2% (1/44) Grade 4 • DLTs in 2 patients at DL4b as previously reported by the Company:  Patient DL4b - 01: high in vivo T cell expansion, Grade 4 neurotoxicity, Grade 4 CRS, Grade 3 HLH  Patient DL4b - 04: Grade 3 CRS defined by Grade 3 ALT resolved to Grade 2 within 10 days; no need for vasopressors or ventilation • No IMA203CD8 - related patient death 3 • Consecutive modification of inclusion/exclusion criteria + IL - 2 scheme • Dose escalation ongoing based upon manageable tolerability in patients at DL4a 3 Possibly related Grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), high grade HLH event, the toxicity management and the fast - progr essive disease PRAME Wave #2: IMA203CD8 Data cut - off Sep 30, 2024 Araujo et al., SITC 2024

Clinical Anti - Tumor Activity of IMA203CD8 PRAME Cell Therapy (GEN2) (N=41) Ongoing Dose Escalation 27 41% (14/34) cORR 9.2 months 2.0+, 23.5+ 13.1 months median DOR (min, max) mFU 10/17 responses ongoing including 3 confirmed responses at 1+ year Deep responses with ≥50% tumor size reduction in 11/17 responders incl. 2 patients with complete response of target lesions 41% (17/41) ORR 84% (32/38) Tumor shrinkage 3 85% (34/40) DCR 4 (at week 6) ongoing * Maximum change of target lesions and RECIST1.1 response at different timepoints; 1 Patients off study at data - cut; 2 Metabolic CR according to PET - CT; 3 T hree patients excluded from tumor shrinkage analysis and figures due to lack of post - treatment assessment; 4 One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation. Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR ( cORR ): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Me dian DOR is analyzed by using the Kaplan - Meier method; Median Follow - up ( mFU ) is analyzed by using the reverse Kaplan - Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR : Confirmed Partial Response; CR: complete response; BL: Baseline ; BOR: Best Overall Response; DCR: disease control rate; NSCLC: non - small - cell lung cancer PRAME Wave #2: IMA203CD8 Data cut - off Sep 30, 2024 Araujo et al., SITC 2024

Duration of IMA203CD8 PRAME Cell Therapy (GEN2) Therapy Responses (N=41) Ongoing Dose Escalation 28 1 Metabolic complete response (CR) according to PET - CT 2 Patients off study at data - cut; 3 three patients excluded from tumor shrinkage analysis and figures due to lack of post - treatment assessment; 4 one patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation. 41% (14/34) cORR 9.2 months 2.0+, 23.5+ 13.1 months median DOR (min, max) mFU 10/17 responses ongoing including 3 confirmed responses at 1+ year Deep responses with ≥50% tumor size reduction in 11/17 responders incl. 2 patients with complete response of target lesions 41% (17/41) ORR 84% (32/38) Tumor shrinkage 3 85% (34/40) DCR 4 (at week 6) Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR ( cORR ): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Median Follow - up ( mFU ) is analyzed by using the reverse Kaplan - Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR : Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response; DCR: disease control rate; NSCLC: non - small - cell lung cancer Ongoing PRAME Wave #2: IMA203CD8 Data cut - off Sep 30, 2024 Araujo et al., SITC 2024

Opportunity of IMA203CD8 in Medium - Level PRAME Expressing Indications 29 Anzutresgene autoleucel ( anzu - cel, formerly IMA203); * Patients treated at RP2D during Ph1b with evaluable post baseline assessments at data - cut off anzu - cel: Aug 23, 2024; BOR: best overall response; PD: progressive disease; SD: stable disease; (c)PR: (confirmed) partial response; sqNSCLC : squamous cell non - small - cell lung cancer N=38 N=39* Number of patients 1.48 (0.443, 2.05) 5.09 (1.0, 10.2) Total infused dose TCR - T cells [x10 9 ] Deep responses with IMA203CD8 at low doses - 30% to - 50% - 50% to - 85% - 85% to - 100% PRAME expression level associates with anzu - cel and IMA203CD8 activity Potential for targeting medium - level PRAME expressing tumors with IMA203CD8 IMA203CD8 offers similar responses at 1.5 x 10 9 total infused dose to those demonstrated by anzu - cel at 3x higher dose. With higher doses currently being explored, IMA203CD8 may offer an enhanced opportunity to treat cancers with both high and medium - level PRAME expression including ovarian cancer, uterine cancer, sqNSCLC , triple - neg. breast cancer and others. Next clinical data update including focus on ovarian cancer in 2025 . PRAME Wave #2: IMA203CD8 Data cut - off Sep 30, 2024 Araujo et al., SITC 2024 anzu - cel IMA203CD8

IMA402 PRAME Bispecific Expansion to Earlier - Line PRAME Cancers PRAME Wave #3

IMA402 PRAME Bispecific: Expansion of the Commercial Opportunity to Earlier - Line PRAME Cancers 31 IMA402 Opportunity 1 median half - life IMA402: ~7 days; All patient numbers refer to PRAME + /HLA - A*02:01 + patients in the US and EU5 in 2025 based on initial threshold for all indications except for sqNSCLC (optimized threshold considered for further development due to IMA401 combination potential); Source: Clarivate Disease Landscape and Fo rec ast; EU5: France, Germany, Italy, Spain, United Kingdom; q2w: once every two weeks; sqNSCLC : squamous cell non - small - cell lung cancer 1L Solid Tumors >145K addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 TCR Bispecifics (TCER®) PRAME Wave #3: IMA402 EU5 US 6K 6K Cut. Melanoma 9K 7K Ovarian 6K 6K Uterine 23K 16K sqNSCLC 10K 7K Breast 32K 25K Others x Anti - tumor Activity High - affinity and specificity TCR domain targeting tumor pHLA molecules x Antibody - like format with half - life extension (HLE) Long half life of 1 - 2 weeks 1 allows for q2w or longer dosing intervals x Optimized tolerability Low - affinity T cell recruiter against CD3/TCR allows higher dosing

Cancer Cell IMA402 PRAME Bispecific Summary: Phase 1 Dose Escalation Study 32 Phase 1b dose expansion ongoing with & w/o ICI to identify final RP2D Tolerability Favorable tolerability profile Most common treatment - related AEs are low - grade CRS and expected & transient lymphopenia Promising clinical activity and deep and durable responses observed at RP2D range during dose escalation 30% (6/20) cORR across all indications, incl. melanoma & ovarian carcinoma Promising early PFS/ iPFS , OS Pharmacokinetics Median half - life of ~7 days Potential for: • Bi - weekly dosing • Combination with ICIs or SOC Activity & Duration of Response 1 Development Potential Primarily in earlier lines incl. frontline or (neo)adjuvant setting (in combination with SOC) Development opportunities in cut. melanoma, gyn - onc , sqNSCLC (potential exploration of IMA402 + IMA401 combo) 1 at doses 10 - 30 mg; AE: adverse event; CRS: Cytokine release syndrome; ICI: immune checkpoint inhibitor; RP2D: recommended phase 2 dose; SOC: standard of care Data cut - off Sep 26, 2025 PRAME TCER® IMA402 PRAME Wave #3: IMA402

• Ph1a dose escalation completed, MTD not reached at 30 mg • Provisional RP2D range identified at 10 to 30 mg • Ph1b dose expansion ongoing at two distinct doses within RP2D range • Combination with immune checkpoint inhibitor started 33 Phase 1/2 Clinical Trial to Evaluate IMA402 PRAME Bispecific EudraCT No. 2022 - 503133 - 54 - 00; NCT05958121; 1 Cutaneous melanoma, melanoma of unknown primary, uveal melanoma, synovial sarcoma, endometrial carcinoma, ovarian carcinoma, sq uamous non - small cell lung cancer; 2 Based on preclinical in vitro and in vivo data; 3 Step dosing introduced at 0.36 mg, optimized step dosing currently being applied: 0.03 mg/0.3 mg/6 mg/target dose, low - dose dexa methasone used as preventive measure for initial doses as applied for other bispecific T cell engagers; Ability to increase dose to previously cleared dos e l evels; BLRM: bayesian logistic regression model; MABEL: minimum anticipated biological effect level ; MTD: maximum tolerated dose; q1w: every week; q2w: every 2 weeks; RP2D: recommended phase 2 dose. Key Eligibility Criteria Objectives Primary: • Determine MTD and/or RP2D • Assess safety and tolerability Secondary: • Evaluate initial anti - tumor activity (RECIST 1.1 and iRECIST ) • Assess pharmacokinetics • Recurrent and/or refractory solid tumors expressing PRAME 1 • No prospective PRAME testing required • HLA - A*02:01 positive • ECOG performance status 0 - 1 • Received or not eligible for all available indicated standard of care treatments Total safety population (N=80) • MABEL - based starting dose • Dose escalation based on cohorts of 1 - 6 patients using adaptive design (BLRM model) • q1w step dosing (3 doses) up to target dose 3 • q2w dosing planned based on favorable PK and already applied for individual patients 0.36 mg 0.8 mg 3 mg 5 mg 0.12 mg 1.6 mg 0.06 mg 0.02 mg 8 mg 4 mg 12 mg 20 mg 30 mg 10 mg RP2D range Sub - therapeutic dose 2 Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

Demographics and Baseline Characteristics IMA402 PRAME Bispecific 34 1 Efficacy - evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow - up or who discontinued early due to disease progression or death), tested positive or not tested/not evaluable for PRAME and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.03 mg/ 0.3 mg/6 mg, and 1 target dose); Baseline characteristics for melanoma and ovarian carcinoma are listed in the appendix; ECOG: e astern cooperative oncology group ; LDH: Lactate dehydrogenase; RP2D: recommended phase 2 dose; ULN: upper limit of normal. Efficacy population (N=57) 1 Safety population (N=80) RP2D range, ≥10 mg ( n=20) 3 – 8 mg ( n=22) ≤1.6 mg ( n=15) 0.02 - 30 mg 56 (37, 74) 55 (34, 74) 61 (28, 82) 59 (21, 82) Age Median (min, max) 11 (55) 9 (45) 11 (50) 11 (50) 6 (40) 9 (60) 47 (59) 33 (41) ECOG performance status 0, n (%) 1, n (%) 3 (1, 6) 3 (1, 5) 3 (2, 7) 3 (1, 7) Prior lines of systemic treatment Median (min, max) 14 (70) 6 (30) 0 (0) 11 (50) 11 (50) 0 (0) 5 (33) 9 (60) 1 (7) 39 (49) 40 (50) 1 (1) LDH at baseline ≤ 1xULN, n ( %) 1 - 2xULN, n ( %) > 2xULN, n ( %) 76 (21, 255) 68 (25, 258) 80 (46, 398) 80 (16, 398) Baseline tumor burden Median target lesion sum of diameter (mm) (min, max) 4 (2, 11) 6 (30) 3 (15) 6 (1, 15) 8 (36) 1 (5) 4 (2, 10) 8 (53) 1 (7) 4 (1, 15) 33 (41) 6 (8) Tumor lesions Number of lesions, median (min, max) Liver metastases, n (%) Brain metastases, n (%) Heavily pre - treated patient population with comparable baseline characteristics across dose groups Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

IMA402 PRAME Bispecific Shows a Favorable Tolerability Profile 35 Safety Population (N=80) ≥ Grade 3 All Grades TEAEs, n (%) 48 (60) 78 (98) Any 42 (53) 76 (95) Treatment - related • Favorable tolerability across wide dose range and consistent with tolerability at RP2D range (see appendix) • Most frequent/relevant related AEs were • Expected and transient lymphopenia, consistent with the mechanism of action • Low - grade CRS (33% G1, 5% G2, 0% G3, 1% G4) mostly at first step dose • One CRS G4 event in patient at 0.08 mg starting dose only; no further CRS G4 events after step dose optimization • No ICANS observed • No IMA402 - related Grade 5 events • MTD not reached 2 at 30 mg ≥ Grade 3 All Grades Treatment - related AEs 1 , n (%) 30 (38) 40 (50) Lymphopenia 1 (1) 31 (39) Cytokine release syndrome 1 (1) 21 (26) Arthralgia 19 (24) Fatigue 7 (9) 16 (20) Alanine aminotransferase increased 5 (6) 14 (18) Aspartate aminotransferase increased 13 (16) Rash 11 (14) Pruritus 11 (14) Pyrexia 2 (3) 10 (13) Anaemia 1 (1) 10 (13) Myalgia 9 (11) Nausea 3 (4) 8 (10) Gamma - glutamyltransferase increased 7 (9) Lipase increased 7 (9) Abdominal pain 2 (3) 3 (4) Hypertension 2 (3) 2 (3) Neutropenia 1 (1) 2 (3) Blood creatinine increased 1 (1) 2 (3) Stomatitis 1 (1) 2 (3) Tumour pain 1 (1) 1 (1) Acute kidney injury 1 (1) 1 (1) Electrocardiogram abnormal 1 (1) 1 (1) Herpes zoster 1 (1) 1 (1) Immune - mediated arthritis 1 (1) 1 (1) Liver function test increased 1 (1) 1 (1) Tumour lysis syndrome 1 All treatment - emergent adverse events (TEAEs) for IMA402 monotherapy at least possibly related to IMA402 infusion with Grade 1 - 2 occurring in at least 7% of patients and all events with ≥ Grade 3, one additional patient treated with IMA402 at first step dose + pembrolizumab is not included in the safety population/table and had the fol low ing AEs: lymphopenia G3, erythema G1 , TSH decrease G1; 2 Two dose - limiting toxicities (DLTs) at 0.08 mg and 0.3 mg; AE: adverse event; CRS: cytokine release syndrome; G: grade; ICANS: immune effector cell - associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose . Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

Clinical Proof - of - Concept of IMA402 PRAME Bispecific across Various Indications Dose - Response Relationship in Monotherapy Setting 1 Melanoma includes cutaneous melanoma, melanoma of unknown primary, uveal melanoma; 2 Other indications include endometrioid carcinoma, synovial sarcoma and one patient with sqNSCLC at 1.6 mg; BL: baseline; BOR: best overall response; cORR : confirmed objective response rate; cPR : confirmed partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; SD: stable disease; PR: partial response; RECIST: response evaluation criteria in solid tumors ; RP2D: recommended phase 2 dose . Melanoma 1 Other Indications 2 Ovarian Carcinoma Indications • All responders with ovarian carcinoma were platinum resistant • All responders with melanoma were ICI - resistant cORR 30% RP2D ≥10 mg 3 - 8 mg ≤ 1.6 mg 36 Data cutoff Sep 26, 2025 N=57 PRAME Wave #3: IMA402

Deep and Durable Responses at RP2D Range 37 6/6 Confirmed Objective Responses Ongoing, incl. Two Complete Metabolic Responses at 12 mg IMA402 Complete metabolic response at 12 mg PD SD cPR Ongoing response/ disease control Ongoing treatment BOR (RECIST 1.1) All indications Melanoma Ovarian carcinoma 2/3 29% (4/14) 30% (6/20) cORR not reached 2.2 not reached 7.3 not reached 4.2 mDOR (mo) mFU (mo) 2/3 57% (8/14) 55% (11/20) Tumor shrinkage 2/3 71% (10/14) 65% (13/20) DCR (at week 6) RECIST 1.1 BL: baseline; BOR: best overall response; cPR : confirmed partial response; cORR: confirmed objective response rate; DCR: disease control rate ; mDOR : median duration of response; mFU : median follow - up; PD: progressive disease; PR: partial response; RP2D: recommended phase 2 dose; SD: stable disease. Complete metabolic response at 12 mg Data cutoff Sep 26, 2025 N=20 PRAME Wave #3: IMA402

Early Promising PFS and OS Snapshot for IMA402 at RP2D Range Survival Outcomes Across All Indications at All Dose Levels Median PFS Median OS ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 5.4 13.9 12.1 10.3 NA mOS (mo) mFU (mo) 94% 63% 33% 1y - OS rate ≥10 mg 3 – 8 mg ≤ 1.6 mg 4.8 6.8 1.5 NA 1.4 NA mPFS (mo) mFU (mo) 45% 5% 0% 6m PFS rate Median iPFS 1 ≥10 mg 3 – 8 mg ≤ 1.6 mg Not reached 6.3 2.1 NA 1.4 NA miPFS (mo) mFU (mo) 58% 14% 0% 6m iPFS rate 38 Efficacy population n=15 ≤1.6 mg n=22 3 - 8 mg n=20 ≥10 mg 1 iRECIST , developed by the RECIST Working Group, adapts RECIST 1.1 definition for progression for immunotherapies by introducing unco nfi rmed ( iUPD ) and confirmed ( iCPD ) progression to account for atypical response patterns. Patients with iUPD not confirmed at a subsequent scan but turning into SD or response are not considered progressive according to iRECIST . PFS (according to RECIST 1.1) and iPFS (according to iRECIST ), are prospectively defined co - secondary endpoints in the IMA402 trial protocol to provide a balanced view of efficacy; mFU : median follow - up; (m)PFS: (median) progression - free survival; (m)OS: (median) overall survival; RP2D: recommended phase 2 dose ; 6m: 6 months; 1y: 1 year. Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

Patient Case: Ongoing PET - based Complete Metabolic Response in Cutaneous Melanoma Patient Characteristics & Outcomes 68 - year - old female with ICI - resistant cutaneous melanoma; i nitial diagnosis in 2004 Patient & Diagnosis • Target lesions: 2 peritoneal, 1 abdominal • Non - target lesions: brain and lung (left and right) • I ntensive i mmune - related previous medical history Disease at Baseline 3 prior lines of therapy: • Adjuvant: nivolumab • Ipilimumab + nivolumab, discontinued due to toxicity • Lenvatinib + pembrolizumab, BOR: PD Prior systemic therapy Initial dose: 5 mg, escalated to 20 mg Bi - weekly treatment 9 months post treatment start Study Treatment • First assessment (6 weeks): PR • Complete response in brain lesion • Ongoing cPR with - 68% tumor reduction and PET scan with c omplete metabolic response at 8 months after switch to 12 mg Response Assessment Scans courtesy of Dr. Dirk Schadendorf , University Hospital Essen BOR: best overall response; (c)PR: (confirmed) partial response; ICI: immune checkpoint inhibitor; PD: progressive disease; P ET: p ositron emission tomography. 39 Baseline 6 weeks 3 months 5 months Peritoneum incl. ovaries Peritoneum Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

IMA402 PRAME Bispecific Ph1a Dose Escalation Summary and Next Steps Expansion to Earlier - Line PRAME Cancers Promising Monotherapy & High Potential in Combination x Favorable tolerability profile x Deep & durable responses x Promising early PFS/ iPFS and OS Development Opportunities Initial Focus Indications IMA402 1L advanced: ICI combo IMA402 2L ICI - resistant 1 : monotherapy or ICI combo Cut. melanoma IMA402 PSOC: SOC combo IMA402 PROC 1 : monotherapy or non - platinum SOC combo IMA402 2L EC: ICI combo Gyn - Onc IMA402 + IMA401 with or without ICI sqNSCLC Development Opportunities in 2026 » Ph1b d ose expansion completion (RP2D with & w/o ICI) » Initiation of additional Ph1b/Ph2 expansion cohorts in focus indications 1 Potential to become registration - directed subject to Ph1b data; 1L: first line or later, 2L: second line or later; cut. melanoma: cutaneous melanoma; EC: endometrial carcinoma; Gyn - Onc : gynecologic cancers; ICI: immune checkpoint inhibitor; OS: overall survival; PFS: progression - free survival; PROC: platinum - resistant ovarian cancer; PSOC: platinum - sensitive ovarian cancer; RP2D: recommended phase 2 dose; SOC: standard of care; sqNSCLC : squamous cell non - small cell lung cancer. 40 Data cutoff Sep 26, 2025 PRAME Wave #3: IMA402

IMA401 MAGEA4/8 Bispecific Maximizing the Potential of Bispecifics Combination  Entering the PRAME Franchise

Cancer Cell MAGEA4/8 IMA401 MAGEA4/8 Bispecific Summary: Phase 1 Dose Escalation Study 42 1 at dose range of 1 - 2.5 mg; AE: Adverse Event; CRS: Cytokine Release Syndrome; (c)ORR: (confirmed) objective response rate; PR: Partial Response; DCR: disease control rate; ICI : immune checkpoint inhibitor; q4w: once every four weeks; HNSCC: Head and neck squamous cell carcinoma; sqNSCLC : squamous cell non - small - cell lung cancer • 25% cORR (2/8) in head and neck cancer • 29% cORR (2/7) in melanoma • Promising clinical activity in sqNSCLC Tolerability Activity & Duration of Response 1 Opportunity to explore potential combination of IMA401 with IMA402, with and without ICIs, in patients with sqNSCLC and other indications >90% of patients with sqNSCLC are targetable Potential to boost anti - tumor activity in ~60% of patients positive with both targets Development Potential Most common treatment - related AEs were low - grade CRS, expected and transient lymphopenia and mostly transient, well - manageable and not re - occurring neutropenia Pharmacokinetics Median terminal half - life of >14 days P otential for: • Flexibility in dosing schedules • Combination with IMA402 with or without ICI Phase 1a dose escalation completed TCER® IMA401 MAGEA4/8 Bispecific IMA401 Data cutoff Sep 26, 2025

Phase 1 Clinical Trial to Evaluate IMA401 MAGEA4/8 Bispecific Key Eligibility Criteria Objectives Primary: • Determine MTD and/or RP2D in monotherapy and in combination with ICI Secondary: • Assess safety and tolerability • Evaluate initial anti - tumor activity (RECIST 1.1 and iRECIST ) • Assess pharmacokinetics • Recurrent and/or refractory solid tumors 1 • HLA - A*02:01 positive • MAGEA4/8 - positive • ECOG performance status 0 - 2 • Received or not eligible for all available indicated standard of care treatments EudraCT No 2021 - 004326 - 30 ; NCT05359445; 1 Basket trial with >15 different tumor indications 2 Step dosing introduced at 1.2 mg, l ow - dose dexamethasone partially used as preventive measure for initial doses as applied for other bispecific T cell engagers ; Ability to increase dose to previously cleared dose levels; 3 q2w: once every two weeks, weekly (q1w) IMA401 dosing was applied up to 0.54 mg; BLRM: Bayesian logistic regression model; ICI: immune checkpoint inhibitor; ( i )RECIST: ( immune) response evaluation criteria in solid tumors ; MABEL: minimum anticipated biological effect level; MTD: maximum tolerated dose, Ph1a: phase 1 a; RP2D: recommended phase 2 dose; Pts: patients. 0.18 mg 0.54 mg 1.8 mg 2.5 mg 0.06 mg 1.2 mg Total safety population (N=55) 0.02 mg 0.0066 mg • MTD not reached, provisional RP2D range 1 to 2 mg • Ph1a dose escalation completed • Basket trial with >15 different tumor indications in last - line • MABEL - based starting dose • Dose escalation based on cohorts of 1 - 6 patients using adaptive design (BLRM model) • Initial q1w step dosings 2 (2 - 3 doses) up to target dose, q2w after reaching target dose 3 2.0 mg 1.0 mg 1.5 mg 1.0 mg + Pembrolizumab 1.5 mg + Pembrolizumab Monotherapy IMA401 + ICI RP2D range 43 Data cutoff Sep 26, 2025 MAGEA4/8 Bispecific IMA401

Demographics and Baseline Characteristics Patients Treated with IMA401 MAGEA4/8 Bispecific with or without Pembrolizumab Efficacy - evaluable population (N=38) 1 ≥1 mg Safety Population (N=55) 0.0066 mg – 2.5 mg 63 (28, 82) 63 (19, 82) Age Median (min, max) 11 (29) 25 (66) 2 (5) 17 (31) 35 (64) 3 (5) ECOG performance status 0, n (%) 1, n (%) 2, n (%) 4 (1, 9) 4 (1, 9) Prior lines of systemic treatment Median (min, max) 22 (58) 15 (39) 1 (3) 31 (56) 20 (36) 4 (7) LDH at baseline ≤ 1xULN, n (%) 1 - 2xULN, n (%) > 2xULN, n (%) 76 (15, 203) 67 (11, 223) Baseline tumor burden Median target lesion sum of diameter (mm) (min, max) 4 (1, 10) 9 (24) 3 (8) 4 (1, 10) 14 (25) 4 (7) Tumor lesions Number of lesions, median (min, max) Liver metastases, n (%) Brain metastases, n (%) 1 All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow - up or who discontinued early due t o disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 step doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses) ; ECOG: e astern cooperative oncology group; LDH: Lactate dehydrogenase; SOC: standard of care; ULN: Upper limit of normal. Heavily pre - treated last - line patients with a median of 4 prior treatment lines Heavily pre - treated and highly heterogenous patient population with >15 different indications Efficacy population: • All melanoma patients (n=7) were ICI pretreated • All sqNSCLC patients (n=3) were ICI pretreated and have received ≥2 chemo regimens • Majority of H&N patients have received Cetuximab and ICI (plus various chemotherapies) • All IMA401 + pembrolizumab combo patients have progressed on prior ICI 44 Data cutoff Sep 26, 2025 MAGEA4/8 Bispecific IMA401

IMA401 MAGEA4/8 Bispecific – Tolerability Profile Across All Doses Safety Population (N=55) Treated with IMA401 Monotherapy and in Combination with Pembrolizumab • Most frequent/relevant related AEs were • Low - grade CRS ( 24% G1, 11% G2, 0% G3, 0% G4 ), mostly at first step dose • Expected and transient lymphopenia, consistent with the mechanism of action • Neutropenia, mostly transient and not re - occurring after resolution under continued treatment 2 ; well manageable at RP2D • No ICANS observed • Tolerability of IMA401 in combination with pembrolizumab consistent with IMA401 monotherapy • MTD not reached (3 DLTs observed at 2.5 mg) 3 • RP2D range determined at 1 - 2 mg • Favorable tolerability observed at RP2D range of 1 - 2 mg (see appendix) 1 All treatment - emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1 - 2 occurring in at least 7% of patients and all events with ≥ grade 3; 2 One possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported, patient was treated outside RP2D range wit h 2.5 mg IMA401 and did not receive dexamethasone pre - medication; 3 Three dose - limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre - medication; AE: adverse event; CRS: cytokine release syndrome; DLT: dose - limiting toxicity; ICANS: immune effector cell - associated neurotoxicity syndrome; MTD: maximum tolerated dose; RP2D: recommended phase 2 dose. ≥ Grade 3 All Grades TEAEs, n (%) 39 (71) 54 (98) Any 27 (49) 48 (87) Treatment - related ≥ Grade 3 All Grades Treatment - related AEs 1 , n (%) 0 19 (35) Cytokine release syndrome 13 (24) 16 (29) Lymphopenia 10 (18) 16 (29) Neutropenia 2 (4) 8 (15) Thrombocytopenia 2 (4) 8 (15) Headache 3 (5) 7 (13) Leukopenia 2 (4) 7 (13) Facial pain 5 (9) 7 (13) Anaemia 1 (2) 6 (11) Alanine aminotransferase increased 0 6 (11) Fatigue 0 6 (11) Pyrexia 2 (4) 4 (7) Hypertension 2 (4) 4 (7) Aspartate aminotransferase increased 0 4 (7) Nausea 1 (2) 2 (4) Hypoxia 1 (2) 2 (4) Gamma - glutamyltransferase increased 1 (2) 2 (4) Arthralgia 1 (2) 1 (2) Febrile neutropenia 1 (2) 1 (2) Pneumonia 1 (2) 1 (2) Sinus tachycardia 45 Data cutoff Sep 26, 2025 MAGEA4/8 Bispecific IMA401

PR -100 -50 0 50 100 -69 -50 -43 -15 -6 13 62 -39 -19 0 -62 -54 -22 5 13 1919 38 -66 -25 -20 -19 -14 -12 -11 -6 0 1 3 18 20 22 29 40 56 96 B e s t % C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e a n d B O R ( R E C I S T 1 . 1 ) BL BOR (RECIST 1.1) Ongoing response /disease control PD PR cPR SD ⯈ Pembro combo ⯈ • • • • • ⯈ SD SD Promising Clinical Activity of IMA401 in H&N, Melanoma and Lung Cancer Efficacy Population 1 with ≥1 mg as Monotherapy or in Combination with Pembrolizumab 29% (2/7) cORR 57% (4/7) DCR Melanoma (n=7) 25% (2/8) cORR 63% (5/8) DCR H&N (n=8) sqNSCLC (n=3) • 1 PR ( patient died in biopsy procedure at ~week 7) • 1 SD for >4 months and OS ~16 months • 1 PD with shrinkage of liver target lesions 1 Efficacy - evaluable population: All patients treated as of Jun 26, 2025 (who had the opportunity for at least 3 months follow - up or who discontinued early due to disease progression or death) and received ≥4 infusions as defined per protocol (thereof 3 s tep doses, currently at 0.3 mg/0.6 mg/1 mg, and 1 target doses) ; 2 Includes cutaneous melanoma and one patient with mucosal melanoma; 3 Includes gallbladder adenocarcinoma, triple - negative breast cancer, gastric cancer, small - cell lung cancer, esophageal large - cell neuroendocrine carcinoma and others, two patients in “Others” not shown in plot due to clinical progression before post - infusion scan; BOR: best overall resp onse; BL: baseline; (c)ORR: (confirmed) objective response rate; cPR : confirmed partial response; DCR: disease control rate; H&N: head and neck cancer; mDOR : median duration of response; mFU : median follow - up; OS: overall survival; PD: progressive disease; PR: partial response; RECIST: response evaluation criteria in solid tumors ; SD: stable disease; sqNSCLC : squamous non - small cell lung cancer. H&N sqNSCLC Melanoma 2 Other 3 (n=20, >10 different indications) LCNEC Esophageal SCLC TNBC SCLC Syn. Sarcoma Ovarian Carcinoma TNBC Urothelial Carcinoma Syn. Sarcoma LCNEC Lung Gallbladder Adenocarcinoma Gastric Adenocarcinoma Syn. Sarcoma Ovarian Carcinoma adNSCLC Ovarian Carcinoma Bladder Carcinoma NET CUP BOR (RECIST 1.1) PD SD PR cPR Ongoing response /disease control Pembrolizumab combo 46 Data cutoff Sep 26, 2025 MAGEA4/8 Bispecific IMA401

Deep and Durable Responses Observed in Focus Indications at ≥1 mg Duration of All Confirmed Responses Beyond 6 Months post Infusion, Longest Response Ongoing >2 Years sqNSCLC Melanoma 1 H&N BL: baseline; BOR: best overall response; (c)PR: (confirmed) partial response; 1 M elanoma i ncludes cutaneous melanoma and one patient with mucosal melanoma ; H&N: head and neck cancer; sqNSCLC : squamous non - small cell lung cancer; PD: progressive disease; RECIST: response evaluation criteria in solid tumors ; SD: stable disease. 0 6 12 18 24 30 -100 -50 0 50 100 Months post First IMA401 Infusion C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e [ % ] BL PR Data cut-off: 15-Oct-2025 Ongoing treatment BOR (RECIST 1.1) Ongoing response /disease control PD PR cPR SD ⯈ ⯈ ⯈ Palliative Radiotherapy + + + Target Lesion removed treatment ongoing +18m Target Lesion removed treatment until14m Target lesion removed; treatment until month 14 with 3/4 non - target lesions absent Target lesion removed; treatment ongoing +18m Palliative radiotherapy 47 Data cutoff Sep 26, 2025 N=18 MAGEA4/8 Bispecific IMA401

Patient Case: Partial Response after IMA401 + Pembrolizumab in sqNSCLC Lung Baseline 7 weeks Jaw Head Head PR with IMA401 in 5 th line ICI - resistant sqNSCLC patient with shrinkage of all target lesions Scans courtesy of treating physician Dr. Martin Wermke , TU Dresden; BOR: best overall response; CRS: cytokine release syndrome; ALT: alanine aminotransferase; AST: aspartate aminotransferase; G: grade; ICI: immune checkpoint inhibitor; PR: partial response; Pt: patient; Q6W: once every 6 weeks; SD: st able disease; sqNSCLC : squamous non - small cell lung cancer Patient Characteristics & Outcome 63 - year - old male with ICI - resistant sqNSCLC ; initial diagnosis in July 2018 Patient & Diagnosis Multiple metastases i n lymph nodes, skin, liver and bone Disease at Baseline 4 prior lines of systemic therapy with BOR SD • Adjuvant: cisplatin, vinorelbine • carboplatin, ipilimumab, nivolumab, paclitaxel, BOR: SD • docetaxel, ramucirumab, BOR: SD • carboplatin, gemcitabine, BOR: SD, discontinued due to toxicity Prior systemic therapy 1 mg IMA401 + 400 mg pembrolizumab Q6W; Pt died during a biopsy due to pulmonary haemorrhage Study Treatment PR at first scan post IMA401 treatment start with - 39% tumor reduction Response Assessment 48 Data cutoff Sep 26, 2025 MAGEA4/8 Bispecific IMA401

Expands addressable market as first step in sqNSCLC , potential for many other indications like HNSCC, TNBC, endometrial carcinoma, ovarian carcinoma, melanoma, sarcoma and other s as next steps Bispecifics Combination with Increased Commercial Potential PRAME+ or MAGEA4/8+ i ncluding 60% double positive > 90% Potential to Unlock >90% of sqNSCLC Patients with IMA401 + IMA402 Dual Targeting 49 Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log - scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression th reshold applied to TCGA data; Bar graph: In vitro LDH - killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGE A4/8 (~250 copies per cell), TCER® concentration: 1nM IMA401 and 10 nM IMA402; 3 Refers to addressable 1L advanced HLA - A*02:01/target+ patients in the US & EU5 in 2025, Source: Clarivate Disease Landscape and Forecast; HNSCC: head and neck squamous cell carcinoma; sqNSCLC : squamous non - small cell lung cancer. >90% of patients with sqNSCLC are targetable, potentially unlocking broad treatment coverage for ~40K patients with sqNSCLC in the US and EU per year 3 Expanded Patient Reach Dual targeting has the potential to improve depth and durability of tumor response by counteracting tumor heterogeneity and escape ~ 6 0% of patients with sqNSCLC express both targets Synergistic Anti - Tumor Activity In vitro model of PRAME and MAGEA4/8 double positive tumor PRAME MAGEA4/8 w / o T C E R I M A 4 0 2 I M A 4 0 1 I M A 4 0 1 + I M A 4 0 2 0.0 0.2 0.4 0.6 0.8 Tumor cell killing [OD 490 nm - 650 nm ] IMA402 + IMA401 Combo

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Potential of IMA402 PRAME Bispecific in Solid Cancers PRAME Target Expression and Prevalences in Selected Solid Cancer Types Hukelmann et al., SITC 2022, updated prevalences as of May 2025; 1 Data on file: PRAME target prevalence is based on a proprietary mass spec - guided initial expression threshold applied to TCGA or in - house (SCL C) RNAseq data (approximate values, values between 95 - 100% shown as 95%); 2 PRAME target prevalence in uveal melanoma based on IMADetect ® qPCR testing of screening biopsies from clinical trial patients demonstrates substantial higher prevalence of ~90% compared to prevalence based on TCGA data of 50%, TCGA: early & late - stage primary tumor samples, Immatics clinical trials: late - stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research; MS: mass spectrometry; NSCLC: non - small cell lung cancer Selected indications Clinical activity shown No clinical activity expected Potential for clinical activity 95% 90% (50% 2 ) 95% 85% 95% 95% 70% 65% 45% 40% 35% 25% 25% 25% 25% 20% 20% Cutaneous Melanoma Uveal Melanoma 2 Uterine Carcinoma Ovarian Carcinoma (serous) Uterine Carcinosarcoma Synovial Sarcoma Squamous Cell NSCLC Triple - negative Breast Carcinoma Small Cell Lung Cancer Kidney Carcinoma (papillary) Cholangiocarcinoma Adenocarcinoma NSCLC Breast Carcinoma (all subtypes) Head & Neck Squamous Cell Carcinoma Esophageal Carcinoma (all subtypes) Hepatocellular Carcinoma Bladder Carcinoma Initial threshold to determine PRAME positive patients in current clinical trials 1 Presumed optimized threshold 51 PRAME Wave #3: IMA402

Anzu - cel (IMA203): Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion PFS of 6 Months and OS of 16 Months in Melanoma Efficacy Population 52 Progression Free Survival Data cut - off Apr 07, 2025 Overall Survival mPFS N 2.6 months 11 Dose Escalation 6.1 months 33 Dose Expansion mOS N 6.3 months 11 Dose Escalation 15.9 months 33 Dose Expansion • Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion • mPFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population * • mOS in dose escalation is shorter than reported mOS for 2L+ cut. melanoma population * • All patients in the dose escalation group deceased and 17/30 evaluable patients are alive in dose expansion # Log - rank test: p <0.0001 Log - rank test: p <0.0001 Anzutresgene autoleucel ( anzu - cel, formerly IMA203), Overall survival (OS) and progression - free survival (PFS) censored at data - cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross - trial comparisons cannot b e made, and no head - to - head clinical trials have been conducted # 3 patients out of study at data - cut (withdrew consent) PRAME Wave #1: anzu - cel